Company – Lend Lease Corporation Limited
File No 82-3498

05008565

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

20 May 2005

SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C. 209 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

SUPPL

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
20 May 2005	Announcement to Australian Stock Exchange Delfin Lend Lease Wins Tender To Develop $500m New Suburb of Forde in Canberra

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

PROCESSED
JUN 0 7 2005
THOMSON
FINANCIAL

dlw 6/7

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

20 May 2005

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Stock Exchange Limited

Pages: Two (2) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

DELFIN LEND LEASE WINS TENDER TO DEVELOP $500M NEW SUBURB OF FORDE IN CANBERRA

Lend Lease Corporation Limited today announced that its subsidiary, Delfin Lend Lease Limited, in partnership with Canberra Investment Corporation, has won a national tender to develop the new suburb of Forde in Canberra.

The $500m project, expected to run for 6 years, will incorporate 1,000 homes with a total population of approximately 3,000 people upon completion. Subject to statutory approvals, development on site is expected to commence in late 2005.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

MEDIA RELEASE **20 MAY 2005**

DELFIN LEND LEASE LIMITED WINS TENDER TO DEVELOP $500M NEW SUBURB OF FORDE IN CANBERRA

Delfin Lend Lease Limited ("DLL"), in partnership with Canberra Investment Corporation ("CIC"), has won a national tender to develop the new suburb of Forde in Canberra.

The $500m project, expected to run for 6 years, will incorporate 1,000 homes with a total population of approximately 3,000 people upon completion. Subject to statutory approvals, development on site is expected to commence in late 2005.

Awarding the tender to DLL/CIC is the culmination of an Expression of Interest and Request for Tender process conducted over the past 9 months by the ACT Land Development Agency (LDA). Forde will be the first major joint venture by the LDA and is to set new standards in masterplanned community development in the Territory.

DLL is Australia's largest developer of masterplanned communities with more than 20 projects across Australia. The majority of the Company's projects partner with landowners in the development of medium to long term community developments.

This will be DLL's first entry into the Canberra market and is part of the Company's expansion strategy throughout strategic growth corridors within Australia. The Lend Lease Group has been involved in the Canberra market for over 50 years, delivering and investing in numerous high profile projects including the National Museum, Canberra Centre, Russell Defence Facilities and Woden Plaza.

The DLL/CIC partnership provides a complementary blend of skills with CIC's local knowledge and operational capabilities combined with DLL's nationally recognised expertise. CIC has maintained a strong market presence in its home region of Canberra for over 15 years and has recently expanded its operations to South Australia.

As well as being joint venture partners with the LDA, CIC and DLL will be responsible for all project management, marketing and sales activities.

The Forde project is located within Canberra's northern growth corridor adjacent to the Mulligans Flat Nature Reserve. The Canberra residential market accounts for approximately 2,000 dwelling commencements p.a. With the completion of recent projects within this corridor, the Forde site is well placed to build strong market share within the region.

The DLL/CIC proposal for Forde provides for the creation of a landmark new community across a broad range of contemporary dwelling types, from apartments through to high quality executive homes. Sustainability in all aspects of the project and extensive high quality open space providing strong links to adjacent regional open space reserves will be key features.

Forde's location, unique sense of place created by the adjoining Mulligans Flat Nature Reserve and the innovative DLL/CIC concept masterplan will underpin the creation of a high quality community.

For further information:
Rod Fehring Delfin Lend Lease Tel: 0417 118 335